June 23, 2009

NOTICE

At the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Ltd. held on June 22, 2009 all resolutions on the attached agenda (1-3) were approved by the shareholders.

Teva Pharmaceutical Industries Ltd.

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Agenda - Annual Meeting of Shareholders

June 22, 2009

1. To approve the Board of Directors` recommendation that the cash dividend for the year ended December 31, 2008, which was paid in four installments and aggregated NIS 1.95 (approximately US$0.525, according to the applicable exchange rates) per ordinary share (or ADS), be declared final.

2. To elect the following five persons to the Board of Directors, each to serve as a director for a three-year term: Dr. Phillip Frost, Roger Abravanel, Prof. Elon Kohlberg, Prof. Yitzhak Peterburg and Erez Vigodman.

3. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company`s independent registered public accounting firm until the 2010 Annual Meeting of Shareholders and to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

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